SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 3)

Under the Securities Exchange Act of 1934

Warner Chilcott Public Limited Company
(Name of Issuer)

Ordinary Shares, $0.01 par value
(Title of Class of Securities)

G94368100
(CUSIP Number)

August 26, 2010
(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G94368100
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Valence International, Inc. 52-2148612

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 12,790,482

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 12,790,482

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,790,482

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G94368100
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Valence Portfolios, L.L.C. 13-4046559

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 12,790,482

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 12,790,482

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,790,482

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G94368100
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 17,794,284

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 17,794,284

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,794,284

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%

12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. G94368100

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 17,794,284

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 17,794,284

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,794,284

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer:
Warner Chilcott Public Limited Company

(b)	Address of Issuer's Principal Executive Offices:
Unit 19 Ardee Business Park, Hale Street Ardee, Co. Louth, Ireland

Item 2.
(a)	Name of Person Filing:
D. E. Shaw Valence International, Inc. D. E. Shaw Valence Portfolios, L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence:
The business address for each reporting person is: 120 W. 45th Street, Tower 45, 39th Floor New York, NY 10036

(c)	Citizenship:

D. E. Shaw Valence International, Inc. is a corporation organized under the laws of the British Virgin Islands.
D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities:
Ordinary Shares, $0.01 par value

(e)	CUSIP Number:
G94368100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of September 2, 2010: (a) Amount beneficially owned:

D. E. Shaw Valence International, Inc.	12,790,482 shares

D. E. Shaw Valence Portfolios, L.L.C.:	12,790,482 shares This is composed of 12,790,482 shares in the name of D. E. Shaw Valence International, Inc.

D. E. Shaw & Co., L.P.:
17,794,284 shares
This is composed of (i) 12,790,482 shares in the name of D. E. Shaw Valence International, Inc., (ii) 4,500,000 shares in the name of D. E. Shaw Oculus International, Inc., (iii) 503,800 shares in the name of D. E. Shaw Heliant International, Ltd., and (iv) 2 shares in the name of D. E. Shaw Synoptic Portfolios 2, L.L.C.

David E. Shaw:
17,794,284 shares
This is composed of (i) 12,790,482 shares in the name of D. E. Shaw Valence International, Inc., (ii) 4,500,000 shares in the name of D. E. Shaw Oculus International, Inc., (iii) 503,800 shares in the name of D. E. Shaw Heliant International, Ltd., and (iv) 2 shares in the name of D. E. Shaw Synoptic Portfolios 2, L.L.C.

(b) Percent of class:
D. E. Shaw Valence International, Inc.:	5.1%
D. E. Shaw Valence Portfolios, L.L.C.:	5.1%
D. E. Shaw & Co., L.P.:	7.1%
David E. Shaw:	7.1%

(c) Number of shares to which the person has:

(i)      Sole power to vote or to direct the vote:
D. E. Shaw Valence International, Inc.:	-0- shares
D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)     Shared power to vote or to direct the vote:
D. E. Shaw Valence International, Inc.:	12,790,482 shares
D. E. Shaw Valence Portfolios, L.L.C.:	12,790,482 shares
D. E. Shaw & Co., L.P.:	17,794,284 shares
David E. Shaw:	17,794,284 shares

(iii)    Sole power to dispose or to direct the disposition of:
D. E. Shaw Valence International, Inc.:	-0- shares
D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)    Shared power to dispose or to direct the disposition of:
D. E. Shaw Valence International, Inc.:	12,790,482 shares
D. E. Shaw Valence Portfolios, L.L.C.:	12,790,482 shares
D. E. Shaw & Co., L.P.:	17,794,284 shares
David E. Shaw:	17,794,284 shares

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is (i) the managing member and investment adviser of D. E. Shaw Valence Portfolios, L.L.C., which in turn is the sole shareholder and sole director of D. E. Shaw Valence International, Inc., (ii) the investment adviser of D. E. Shaw Oculus Portfolios, L.L.C., which in turn is the sole shareholder and sole director of D. E. Shaw Oculus International, Inc., (iii) the investment adviser of D. E. Shaw Heliant Portfolios, L.L.C., which in turn is the sole shareholder and sole director of D. E. Shaw Heliant International, Ltd., and (iv) the investment adviser of D. E. Shaw Synoptic Portfolios 2, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is (i) the managing member of D. E. Shaw Oculus Portfolios, L.L.C., which in turn is the sole shareholder and sole director of D. E. Shaw Oculus International, Inc., (ii) the managing member of D. E. Shaw Heliant Portfolios, L.L.C., which in turn is the sole shareholder and sole director of D. E. Shaw Heliant International, Ltd., and (iii) the managing member of D. E. Shaw Synoptic Portfolios 2, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 17,794,284 shares as described above constituting 7.1% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares.  David E. Shaw disclaims beneficial ownership of such 17,794,284 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
By signing below, each of D. E. Shaw Valence International, Inc., D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.  A Power of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Rochelle Elias, is attached hereto.

Dated: September 7, 2010

D. E. Shaw Valence International, Inc.

By:	/s/ Rochelle Elias
Rochelle Elias Authorized Signatory

D. E. Shaw Valence Portfolios, L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias Chief Compliance Officer

David E. Shaw

By:	/s/ Rochelle Elias
Rochelle Elias Attorney-in-Fact for David E. Shaw